                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                               CRITICAL PATH, INC.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   22674 V100
                                 (CUSIP Number)

                                December 19, 2001
               (Date of Event which Requires Filing of Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 22674 V100
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS:            Vectis CP Holdings, LLC ("VCPH")

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC Use Only
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
--------------------------------------------------------------------------------
    NUMBER OF      5    SOLE VOTING POWER           7,618,906 shares,* except
     SHARES                                         that Vectis Group, LLC
  BENEFICIALLY                                      ("VG"), the general partner
 OWNED BY EACH                                      of VCPH, may be deemed to
   REPORTING                                        have sole power to vote
  PERSON WITH                                       these shares, and William E.
                                                    McGlashan, Jr.
                                                    ("McGlashan"), Peter Kellner
                                                    ("Kellner") and Matthew
                                                    Hobart ("Hobart"), the
                                                    managing members of VG, may
                                                    be deemed to have shared
                                                    power to vote these shares.
                   -------------------------------------------------------------
                   6    SHARED VOTING POWER         See response to row 5.
                   -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER      7,618,906 shares,* except
                                                    that Vectis Group, LLC
                                                    ("VG"), the general partner
                                                    of VCPH, may be deemed to
                                                    have sole power to dispose
                                                    of these shares, and William
                                                    E. McGlashan, Jr.
                                                    ("McGlashan"), Peter Kellner
                                                    ("Kellner") and Matthew
                                                    Hobart ("Hobart"), the
                                                    managing members of VG, may
                                                    be deemed to have shared
                                                    power to dispose of these
                                                    shares.
                   -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER    See response to row 7.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  7,618,906 shares
--------------------------------------------------------------------------------
    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                                               9.0%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          PN
--------------------------------------------------------------------------------


----------

* VCPH holds 581,818 shares of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of Critical Path, Inc. (the "Company"). Each share of Preferred Stock is initially convertible at any time at the option of VCPH into 13.095 shares of Common Stock. VCPH is filing this statement on Schedule 13G because the shares of Preferred Stock represent, on an as converted basis, 7,618,906 shares which is in excess of five percent of the outstanding shares of Common Stock of the Company as disclosed in its Form 10-K for the fiscal year ended December 31, 2001.

--------------------------------------------------------------------------------
CUSIP No. 22674 V100
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS:                    Vectis Group, LLC ("VG")

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC Use Only
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION    Delaware
--------------------------------------------------------------------------------
    NUMBER OF      5    SOLE VOTING POWER           8,083,906 shares,* of which
     SHARES                                         7,618,906 shares are
  BENEFICIALLY                                      directly held by VCPH and
 OWNED BY EACH                                      465,000 shares are directly
   REPORTING                                        held by VG. VG, the general
  PERSON WITH                                       partner of VCPH, may be
                                                    deemed to have sole power to
                                                    vote these shares, and
                                                    McGlashan, Kellner and
                                                    Hobart, the managing members
                                                    of VG, may be deemed to have
                                                    shared power to vote these
                                                    shares.
                   -------------------------------------------------------------
                   6    SHARED VOTING POWER         See response to row 5.
                   -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER      8,083,906 shares,* of which
                                                    7,618,906 shares are
                                                    directly held by VCPH and
                                                    465,000 shares are directly
                                                    held by VG. VG, the general
                                                    partner of VCPH, may be
                                                    deemed to have sole power to
                                                    dispose of these shares, and
                                                    McGlashan, Kellner and
                                                    Hobart, the managing members
                                                    of VG, may be deemed to have
                                                    shared power to dispose of
                                                    these shares.
                   -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER    See response to row 7.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  8,083,906 shares
--------------------------------------------------------------------------------
    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                                               9.5%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          PN
--------------------------------------------------------------------------------


----------

* Includes of 465,000 shares that VG has a right to acquire through the exercise of a warrant at any time. VG may be deemed to have sole power to vote and dispose of 581,818 shares of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Company. Each share of Preferred Stock is initially convertible at any time at the option of VCPH into 13.095 shares of Common Stock. VG is filing this statement on Schedule 13G because the shares of Preferred Stock represent, on an as converted basis, 7,618,906 shares which is in excess of five percent of the outstanding shares of Common Stock of the Company as disclosed in its Form 10-K for the fiscal year ended December 31, 2001.

--------------------------------------------------------------------------------
CUSIP No. 22674 V100
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS:                   William E. McGlashan, Jr.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC Use Only
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION    United States
--------------------------------------------------------------------------------
    NUMBER OF      5    SOLE VOTING POWER           1,006,000 shares*
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER         8,083,906 shares,** of which
 OWNED BY EACH                                      7,618,906 shares are
   REPORTING                                        directly held by VCPH and
  PERSON WITH                                       465,000 shares are directly
                                                    held by VG. McGlashan is a
                                                    managing member of VG, the
                                                    general partner of VCPH, and
                                                    may be deemed to have shared
                                                    power to vote these shares.
                   -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER      1,006,000 shares*
                   -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER    8,083,906 shares,** of which
                                                    7,618,906 shares are
                                                    directly held by VCPH and
                                                    465,000 shares are directly
                                                    held by VG. McGlashan is a
                                                    managing member of VG, the
                                                    general partner of VCPH, and
                                                    may be deemed to have shared
                                                    power to dispose of these
                                                    shares.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  9,089,906 shares
--------------------------------------------------------------------------------
    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                                              10.5%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN
--------------------------------------------------------------------------------


* Consists 1,006,000 shares subject to options granted individually to Mr. McGlashan and exercisable within 60 days of April 16, 2002.

** Includes 465,000 shares that VG has a right to acquire through the exercise of a warrant at any time. Mr. McGlashan may be deemed to have shared power to vote and dispose of 581,818 shares of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Company. Each share of Preferred Stock is initially convertible at any time at the option of VCPH into 13.095 shares of Common Stock. Hobart is filing this statement on
Schedule 13G because the shares of Preferred Stock represent, on an as converted basis, 7,618,906 shares which is in excess of five percent of the outstanding shares of Common Stock of the Company as disclosed in its Form 10-K for the fiscal year ended December 31, 2001.

--------------------------------------------------------------------------------
CUSIP No. 22674 V100
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS:                               Peter Kellner

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC Use Only
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION    United States
--------------------------------------------------------------------------------
    NUMBER OF      5    SOLE VOTING POWER           2,165,537 shares*
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER         8,083,906 shares,** of which
 OWNED BY EACH                                      7,618,906 shares are
   REPORTING                                        directly held by VCPH and
  PERSON WITH                                       465,000 shares are directly
                                                    held by VG. Kellner is a
                                                    managing member of VG, the
                                                    general partner of VCPH, and
                                                    may be deemed to have shared
                                                    power to vote these shares.
                   -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER      2,165,537 shares*
                   -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER    8,083,906 shares,** of which
                                                    7,618,906 shares are
                                                    directly held by VCPH and
                                                    465,000 shares are directly
                                                    held by VG. Kellner is a
                                                    managing member of VG, the
                                                    general partner of VCPH, and
                                                    may be deemed to have shared
                                                    power to dispose of these
                                                    shares.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                 10,249,443 shares
--------------------------------------------------------------------------------
    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                                              11.7%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN
--------------------------------------------------------------------------------


* Includes (i) 102,264 shares subject to options granted individually to Mr. Kellner and exercisable within 60 days of April 16, 2002 and (ii) 2,063,273 shares, held for the accounts of either Mr. Kellner personally or for Richmond I, LLC, a limited liability company, over which Mr. Kellner has dispositive and sole voting power.

** Includes 465,000 shares that VG has a right to acquire through the exercise of a warrant at any time. Mr. Kellner may be deemed to have shared power to vote and dispose of 581,818 shares of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Company. Each share of Preferred Stock is initially convertible at any time at the option of VCPH into 13.095 shares of Common Stock. Hobart is filing this statement on
Schedule 13G because the shares of Preferred Stock represent, on an as converted basis, 7,618,906 shares which is in excess of five percent of the outstanding shares of Common Stock of the Company as disclosed in its Form 10-K for the fiscal year ended December 31, 2001.

--------------------------------------------------------------------------------
CUSIP No. 22674 V100
--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS:                              Matthew Hobart

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC Use Only
--------------------------------------------------------------------------------
    4    CITIZENSHIP OR PLACE OF ORGANIZATION    United States
--------------------------------------------------------------------------------
    NUMBER OF      5    SOLE VOTING POWER           157,650 shares*
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER         8,083,906 shares,** of which
 OWNED BY EACH                                      7,618,906 shares are
   REPORTING                                        directly held by VCPH and
  PERSON WITH                                       465,000 shares are directly
                                                    held by VG. Hobart is a
                                                    managing member of VG, the
                                                    general partner of VCPH, and
                                                    may be deemed to have shared
                                                    power to vote these shares.
                   -------------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER      157,650 shares*
                   -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER    8,083,906 shares,** of which
                                                    7,618,906 shares are
                                                    directly held by VCPH and
                                                    465,000 shares are directly
                                                    held by VG. Hobart is a
                                                    managing member of VG, the
                                                    general partner of VCPH, and
                                                    may be deemed to have shared
                                                    power to dispose of these
                                                    shares.
--------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                  8,241,556 shares
--------------------------------------------------------------------------------
    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)                                               9.6%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN
--------------------------------------------------------------------------------


* Includes (i) 154,200 shares subject to options granted individually to Mr. Hobart and exercisable within 60 days of April 16, 2002, and (ii) 3,450 shares held by Mr. Hobart personally.

** Includes 465,000 shares that VG has a right to acquire through the exercise of a warrant at any time. Mr. Hobart may be deemed to have shared power to vote and dispose of 581,818 shares of Series D Cumulative Redeemable Convertible Participating Preferred Stock, par value $0.001 per share, of the Company. Each share of Preferred Stock is initially convertible at any time at the option of VCPH into 13.095 shares of Common Stock. Hobart is filing this statement on
Schedule 13G because the shares of Preferred Stock represent, on an as converted basis, 7,618,906 shares which is in excess of five percent of the outstanding shares of Common Stock of the Company as disclosed in its Form 10-K for the fiscal year ended December 31, 2001.

ITEM 1(a) NAME OF ISSUER:

      Critical Path, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      350 The Embarcadero, San Francisco, California 94105-1204.

ITEM 2(a) NAME OF PERSON FILING:

      This Statement is filed by Vectis CP Holdings, LLC, a Delaware limited liability company ("VCPH"), Vectis Group, LLC, a Delaware limited liability company and the general partner of VCPH ("VG"), William E. McGlashan, Jr. ("McGlashan"), a managing member of VG, Peter Kellner, a managing member of VG and Matthew Hobart, a managing member of VG. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

      VG, the general partner of VCPH, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by VCPH. McGlashan, Kellner and Hobart are managing members of VG and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by VG and shares of the issuer directly owned by VCPH.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The address for each Reporting Person is:

      Vectis Group, LLC
      c/o BPM
      600 California Street
      Suite 1300
      San Francisco CA 94180

ITEM 2(c) CITIZENSHIP:

      VG and VCPH are Delaware limited liability companies. McGlashan, Kellner and Hobart are United States citizens.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

      Common Stock, $0.001 par value

ITEM 2(e) CUSIP NUMBER:

      22674V100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ] Broker or Dealer registered under Section 15 of the Act

      (b)   [ ] Bank as defined in section 3(a) (6) of the Act

      (c)   [ ] Insurance Company as defined in section 3(a) (19) of the Act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e)   [ ] Investment Adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E)

      (f)   [ ] An employee benefit plan or an endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F)

      (g)   [ ] Parent holding company or control person in accordance with
                Section 240.13d-1(b)(ii)(G)

      (h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      (j)   [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

      Not applicable.

ITEM 4. OWNERSHIP

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of April 15, 2002:

      (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

      (b) Percent of class: See Row 11 of cover page for each Reporting Person.. The calculation of percentage of beneficial ownership was derived from the Issuer's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on April 1, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of March 25, 2002 was 75,496,491.

      (c)   NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

            (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: See Row 5 of cover page for each Reporting Person.

            (ii) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: See Row 6 of cover page for each Reporting Person.

            (iii) SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF: See Row 7 of cover page for each Reporting Person.

            (iv) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or a as a participant in any transaction having that purpose or effect.

      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 29, 2002.

                                        VECTIS GROUP, LLC



                                        By     /s/ William McGlashan
                                           -------------------------------------
                                                    Print Name
                                                    Print Title



                                        VECTIS CP HOLDINGS, LLC



                                        By     /s/ William McGlashan
                                           -------------------------------------
                                                    Print Name
                                                    Print Title


                                               /s/ William McGlahshan
                                               -----------------------
                                              William E. McGlashan, Jr.


                                                  /s/ Peter Kellner
                                                  -----------------
                                                     Peter Kellner


                                                  /s/ Matthew Hobart
                                                  ------------------
                                                    Matthew Hobart

Exhibit Index

Exhibit         Description
99.1            Agreement of Joint Filing, dated as of April 29, 2002.

      Exhibit 99.1

                            Agreement of Joint Filing

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them.

Dated: April 29, 2002

                                        VECTIS GROUP, LLC



                                        By     /s/ William McGlashan
                                           -------------------------------------
                                        Print Name
                                        Print Title



                                        VECTIS CP HOLDINGS, LLC



                                        By     /s/ Matthew Hobart
                                           -------------------------------------
                                        Print Name
                                        Print Title


                                               /s/ William McGlashan
                                               ---------------------
                                              William E. McGlashan, Jr.


                                                  /s/Peter Kellner
                                                  ----------------
                                                    Peter Kellner

                                                 /s/ Matthew Hobart
                                                 ------------------
                                                   Matthew Hobart